Filed by Chenghe Acquisition II Co.

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933 and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Polibeli Group Ltd.

Commission File Number: 001-42123

Date: May 16, 2025

Polibeli targets SPAC listing using Chenghe Acquisition II Co., with Asia in its sights

Chenghe Acquisition II Co. shareholders will vote later this month on a merger with the Asia-focused B2B e-commerce company Polibeli

Key Takeaways:

●	Chenghe Acquisition II Co. hopes to soon complete its SPAC merger with Polibeli, which would then become a U.S.-listed company

●	Polibeli operates a B2B e-commerce platform that supplies a wide range of products to Asian retailers, with an initial focus on Indonesia, Japan and Hong Kong

By Doug Young

Chenghe Acquisition II Co. (CHEB.US), a special purpose acquisition company (SPAC) that raised $86.25 million through its June 2024 IPO, is expecting to soon complete a merger with target company Polibeli Group Ltd., a B2B e-commerce platform headquartered in Indonesia, according to its latest regulatory filing. Upon completion of the proposed transaction, Chenghe II will become a wholly owned subsidiary of Polibeli, which plans to become a publicly listed company on the Nasdaq.

Polibeli signed its initial business combination agreement with Chenghe last September, and a special meeting has been scheduled on May 23 for Chenghe shareholders to vote on the deal. Closing is expected not long afterwards if shareholders give their approval, subject to meeting closing conditions, including the Nasdaq listing approval.

Polibeli’s platform connects suppliers with small- and medium-sized businesses, mostly retailers, with a focus on providing a wide range of consumer products, including electronics, home appliances, toys, watches and accessories, cosmetics and skin, oral and other healthcare products. The company currently provides services to customers across key markets in Asia and Europe.

Polibeli’s revenue rose 32.7% year-on-year in 2024 to just over $30 million, representing respectable growth for such a young company. The company’s operations in Japan and Indonesia are its core revenue engines, accounting for the vast majority of total sales — Japan contributed about 52% and Indonesia at 38% in 2024, as disclosed in the latest filing. The company achieved positive gross profit in 2024, though its gross margin for global goods trading fell last year, partly due to its use of a low-price strategy to boost its Indonesia presence.

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Forward-Looking Statements

This press release includes forward looking statements that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts and may be accompanied by words that convey projected future events or outcomes, such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “design,” “intend,” “expect,” “could,” “plan,” “potential,” “predict,” “seek,” “target,” “aim,” “plan,” “project,” “forecast,” “should,” “would,” or variations of such words or by expressions of similar meaning. Such forward-looking statements, including statements regarding the advantages and expected growth of the combined company, the cash position of the combined company following the closing, the ability of Polibeli Group Ltd, a Cayman Islands exempted company limited by shares (the “Target”) and Chenghe Acquisition II Co., a Cayman Islands exempted company with limited liability (the “Company”) to consummate the proposed Business Combination and the timing of such consummation, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in the section entitled “Risk Factors” in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on March 28, 2025 (the “Form 10-K”), the Company’s final prospectus dated June 7, 2024 filed with the SEC (the “Final Prospectus”) related to IPO, the Company’s Proxy Statement dated April 3, 2025 filed with the SEC and the amendments thereto in connection with the Business Combination, and in other documents filed by the Company with the SEC from time to time. Important factors that could cause the combined company’s actual results or outcomes to differ materially from those discussed in the forward-looking statements include: the Target’s or Polibeli Merger One Limited’s, a Cayman Islands exempted company limited by shares and a direct wholly-owned subsidiary of the Target (together with the Target, the “Company Parties”), limited operating history; the ability of Target or the Company Parties to identify and integrate acquisitions; general economic and market conditions impacting demand for the products of Target or the Company Parties; the inability to complete the proposed Business Combination; the inability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, the amount of cash available following any redemptions by Company shareholders; the ability to meet Nasdaq’s listing standards following the consummation of the proposed Business Combination; costs related to the proposed Business Combination; and such other risks and uncertainties as are discussed in the Form 10-K, the Final Prospectus and Proxy Statement and the amendments thereto. Other factors include the possibility that the proposed Business Combination do not close, including due to the failure to receive required security holder approvals, or the failure of other closing conditions.

The Company Parties and the Company each expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the expectations of the Company Parties or the Company with respect thereto or any change in events, conditions or circumstances on which any statement is based, except as required by law.

Additional Information about the Transaction and Where to Find It

In connection with the proposed Business Combination, Target filed with the SEC the Registration Statement on Form F-4, which includes the Proxy Statement containing information about the proposed Business Combination, and the Registration Statement was declared effective on March 31, 2025. On April 25, 2025, the Target filed with the SEC the Post-Effective Amendment, which was declared effective on May 1, 2025. The Company mailed the Proxy Statement Amendment on or about May 2, 2025. The Proxy Statement Amendment will contain information about the proposed Business Combination and the respective businesses of the Company Parties and the Company, as well as the prospectus relating to the offer of the Target’s securities to be issued to in connection with the completion of the proposed Business Combination.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTIONS AND THE PARTIES TO THE TRANSACTIONS. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC free of charge at www.sec.gov. Shareholders of the Company will also be able to obtain copies of the Proxy Statement/prospectus without charge, once available, at the SEC’s website at www.sec.gov.

Participants in the Solicitation

The Company Parties and the Company and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from the Company’s shareholders with respect to the proposed Business Combination. Information regarding the Company’s directors and executive officers is available in the Company’s filings with the SEC. Additional information regarding the persons who may, under the rules of the SEC, be deemed to be participants in the proxy solicitation relating to the proposed Business Combination and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement/prospectus when it becomes available.

No Offer or Solicitation

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

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